UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building, No. 1 Shangdi East Road,

Haidian District, Beijing 100085, People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: March 2, 2009

EXHIBIT INDEX

Page
Exhibit 99.1 – Press Release	4

Exhibit 99.1

PERFECT WORLD ANNOUNCES FOURTH QUARTER AND FISCAL YEAR 2008 UNAUDITED FINANCIAL RESULTS

(Beijing – March 2, 2009) – Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2008.

Fourth Quarter 2008 Highlights1

•	Total revenues were RMB417.8 million (USD61.2 million), an increase of 9.4% from 3Q08 and 61.7% from 4Q07

•	Gross profit was RMB368.5 million (USD54.0 million), an increase of 10.1% from 3Q08 and 67.7% from 4Q07

•

Operating profit was RMB149.5 million (USD21.9 million), a decrease of 25.2% from 3Q08 and an increase of 8.8% from 4Q07. Excluding share-based compensation charge and a non-recurring charge related to the InterServ acquisition in October 2008, operating profit (non-GAAP) was RMB244.7 million (USD35.9 million), an increase of 14.7% from 3Q08 and an increase of 73.0% from 4Q07

•

Net income was RMB124.8 million (USD18.3 million), a decrease of 37.2% from 3Q08 and a decrease of 14.7% from 4Q07. Excluding share-based compensation charge and a non-recurring charge related to the InterServ acquisition in October 2008, net income (non-GAAP) was RMB220.0 million (USD32.2 million), an increase of 3.7% from 3Q08 and an increase of 46.4% from 4Q07

•

Basic and diluted earnings per ADS[2] were RMB2.21 (USD0.32) and RMB2.12 (USD0.31), respectively, as compared to RMB3.53 and RMB3.34, respectively, in 3Q08, and RMB2.62 and RMB2.48, respectively, in 4Q07. Excluding share-based compensation charge and a non-recurring charge related to the InterServ acquisition in October 2008, basic and diluted earnings per ADS (non-GAAP) were RMB3.90 (USD0.57) and RMB3.74 (USD0.55), respectively, as compared to RMB3.77 and RMB3.56, respectively, in 3Q08, and RMB2.69 and RMB2.55, respectively, in 4Q07

•	Launched open beta testing for “Pocketpet Journey West” on October 16, 2008

•	Launched small-scale closed beta testing for “Battle of the Immortals” on December 1, 2008

•

Rolled out expansion packs, including “Horseback Fighters” for “Chi Bi” on October 23, 2008, “You Are My Destiny” for “Hot Dance Party” on November 20, 2008, and “Special Year-End Edition” for “Zhu Xian” on December 9, 2008

[1]

The U.S. dollar (USD) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2008, which was RMB6.8225 to USD1.00. The percentages stated are calculated based on RMB.

[2]	Each ADS represents five ordinary shares.

•	Conducted “2008 Gratitude to Gamers” marketing campaign in 26 provinces and 166 cities

•	Entered into agreements with respective overseas operators to license “Chi Bi” in Japan and Korea, and “Zhu Xian” in Korea

•

Launched “Legend of Martial Arts” in Thailand in October 2008 and in Vietnam in November 2008, “Zhu Xian” in Japan, Malaysia and Singapore in November 2008 and in the Philippines in December 2008, and an English version of “Perfect World II” in Europe in December 2008 through various overseas operators

Fiscal Year 2008 Financial Highlights

•	Total revenues were RMB1,437.2 million (USD210.7 million), an increase of 108.6% from fiscal year 2007

•	Gross profit was RMB1,261.9 million (USD185.0 million), an increase of 121.3% from fiscal year 2007

•

Operating profit was RMB677.1 million (USD99.2 million), an increase of 93.3% from fiscal year 2007. Excluding share-based compensation charge and a non-recurring charge related to the InterServ acquisition in October 2008, operating profit (non-GAAP) was RMB805.4 million (USD118.1 million), an increase of 124.6% from fiscal year 2007

•

Net income was RMB646.5 million (USD94.8 million), an increase of 78.6% from fiscal year 2007. Excluding share-based compensation charge and a non-recurring charge related to the InterServ acquisition in October 2008, net income (non-GAAP) was RMB774.8 million (USD113.6 million), an increase of 109.2% from fiscal year 2007

•

Basic and diluted earnings per ADS were RMB11.50 (USD1.69) and RMB10.91 (USD1.60), respectively, as compared to RMB8.63 and RMB6.77, respectively, in fiscal year 2007. Excluding share-based compensation charge and a non-recurring charge related to the InterServ acquisition in October 2008, basic and diluted earnings per ADS (non-GAAP) were RMB13.78 (USD2.02) and RMB13.07 (USD1.92), respectively, as compared to RMB8.83 and RMB6.93, respectively, in fiscal year 2007

“Despite the global economic slowdown, 2008 was a great year for us and I am very proud of our continued growth,” commented Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “In the past year, we successfully launched three new games including, ‘Chi Bi,’ ‘Pocketpet Journey West’ and our first 3D online casual game, ‘Hot Dance Party’. These games have been well received by online game players, and we will continue to leverage our strong research and development to enhance our game players’ experience.”

“Our strong results during the period continue to be driven by our ability to successfully execute our strategy. We have a strong track record of developing and launching new games to the market in a timely manner, while continuing to maintain game players’ interest in our existing portfolio. We have a strong pipeline for year 2009 and beyond, including seven MMORPGs under development. One of which, ‘Battle of the Immortals,’ is currently under small-scale closed beta testing and we target to launch large-scale closed beta testing on March 5, 2009. Given this solid pipeline, and our portfolio of existing games, we have decided to fine-tune our strategy. While we will continue to quickly develop new games in the short and medium term, we will focus on enhancing the sustainability of our business by devoting more resources to longer-term projects.”

“During the past year, we also saw a number of great overseas achievements. We successfully broadened our geographic coverage in Asia and Europe via overseas licensing. We also established a wholly-owned subsidiary in the United States that operates our own games in North America. Since the launch of open beta testing for ‘Perfect World II’ in North America, where the game was released under the name ‘Perfect World International,’ we have seen a positive response from game players in the region. We also launched closed beta testing for ‘Pocketpet Journey West’ in North America under the name ‘Ether Saga Online’ in February 2009 and are looking forward to the launch of open beta testing soon.”

“Pursuing strategic acquisitions has always been another one of our focuses. The successful completion of our deals with Global InterServ (B.V.I.) Inc. (“InterServ”) has expanded our game pipeline by adding two games, namely, XiaoAoJiangHu and Meteor Online, and has also further strengthened our research and development team. We are working to integrate the newly acquired Shanghai and Chengdu subsidiaries from InterServ with our existing team and further expand our business there.”

“Moving forward, we expect that our strong management team and extensive experience in developing and operating online games will continue to enhance value for our shareholders. By implementing a longer term view on our pipeline and expanding the resources needed for developing these games, we will be well positioned to further expand our presence globally and continue to drive sustainable business growth.”

Fourth Quarter 2008 Financial Results

Total Revenues

Total revenues were RMB417.8 million (USD61.2 million) in 4Q08, an increase of 9.4%, or RMB36.0 million, from RMB381.8 million in 3Q08 and an increase of 61.7%, or RMB159.4 million, from RMB258.4 million in 4Q07.

Online game operation revenues were RMB362.6 million (USD53.1 million) in 4Q08, an increase of 11.7%, or RMB38.1 million, from RMB324.5 million in 3Q08 and an increase of 57.5%, or RMB132.4 million, from RMB230.2 million in 4Q07. The sequential increase in online game operation revenues was primarily attributable to the successful launch of open beta testing for “Pocketpet Journey West,” the successful launch of expansion packs for a number of the Company’s existing games and the positive market response from recent marketing campaigns.

The aggregate average concurrent users (ACU) for games under operation in mainland China was approximately 690,000 in 4Q08, as compared to 717,000 in 3Q08 and 624,000 in 4Q07. The active paying customers (APC) for games operated in mainland China under the item-based revenue model was approximately 1,546,000 in 4Q08, as compared to 1,610,000 in 3Q08 and 1,565,000 in 4Q07. The average revenue per active paying customer (ARPU) for games operated in mainland China under the item-based revenue model was RMB225 in 4Q08, an increase of 14.8%, or RMB29, from RMB196 in 3Q08 and an increase of 59.6%, or RMB84, from RMB141 in 4Q07. The increase in ARPU from 3Q08 was mainly due to a series of successful promotions and the launch of new expansion packs. The slight decrease in ACU and APC from 3Q08 was mainly due to the more aggressive anti-cheating efforts carried out by the Company.

Overseas licensing revenues were RMB55.2 million (USD8.1 million) in 4Q08, a decrease of 3.7%, or RMB2.1 million, from RMB57.3 million in 3Q08 and an increase of 95.8%, or RMB27.0 million, from RMB28.2 million in 4Q07. The slight decrease from 3Q08 was mainly due to a decrease in initial license fees, partially offset by an increase in usage-based royalty fees.

Cost of Revenues

The cost of revenues was RMB49.3 million (USD7.2 million) in 4Q08, an increase of 4.4%, or RMB2.0 million, from RMB47.3 million in 3Q08 and an increase of 27.8%, or RMB10.7 million, from RMB38.6 million in 4Q07. The increase from 3Q08 was mainly due to an increase in VAT and other related taxes.

Gross Profit and Gross Margin

Gross profit was RMB368.5 million (USD54.0 million) in 4Q08, an increase of 10.1%, or RMB34.0 million, from RMB334.5 million in 3Q08, and an increase of 67.7%, or RMB148.7 million, from RMB219.8 million in 4Q07. Gross margin was 88.2% in 4Q08, as compared to 87.6% in 3Q08 and 85.1% in 4Q07.

Operating Expenses

Operating expenses were RMB218.9 million (USD32.1 million) in 4Q08, an increase of 62.7%, or RMB84.4 million, from RMB134.5 million in 3Q08, and an increase of 165.7%, or RMB136.5 million, from RMB82.4 million in 4Q07. The increase from 3Q08 in operating expenses was mainly attributed to higher R&D expenses and general and administrative expenses, partially offset by a decrease in sales and marketing expenses.

R&D expenses increased by 167.6%, or RMB78.8 million, from RMB47.0 million in 3Q08 to RMB125.9 million (USD18.4 million) in 4Q08. The increase from 3Q08 was primarily due to the non-recurring charge of approximately RMB78.4 million (USD11.5 million) resulting from the October 2008 InterServ acquisition which was related to two online games under development, i.e., Meteor Online and an online game developed based on the famous book XiaoAoJiangHu authored by Louis Cha. Based upon certain recognized valuation principles, the two games under development were valued at approximately RMB78.4 million (USD11.5 million) and were expensed as in process research and development under U.S. GAAP.

Sales and marketing expenses decreased by 4.5%, or RMB2.7 million, from RMB61.4 million in 3Q08 to RMB58.6 million (USD8.6 million) in 4Q08. This was primarily attributable to a reduction in advertising and promotional expenses associated with a more effective marketing campaign strategy.

General and administrative expenses increased by 31.7%, or RMB8.3 million, from RMB26.1 million in 3Q08 to RMB34.4 million (USD5.0 million) in 4Q08. This was primarily attributable to an increase in staff costs and professional fees.

Operating Profit

Operating profit was RMB149.5 million (USD21.9 million) in 4Q08, a decrease of 25.2%, or RMB50.5 million, from RMB200.0 million in 3Q08, and an increase of 8.8%, or RMB12.2 million, from RMB137.4 million in 4Q07. Excluding share-based compensation charge of RMB16.8 million (USD2.5 million) and a non-recurring charge of approximately RMB78.4 million (USD11.5 million) related to the InterServ acquisition in October 2008, operating profit (non-GAAP) was RMB244.7 million (USD35.9 million) in 4Q08, an increase of 14.7%, or RMB31.4 million, from RMB213.4 million in 3Q08, and an increase of 73.0%, or RMB103.3 million, from RMB141.4 million in 4Q07.

Income Tax Expense

Income tax expense was RMB33.6 million (USD4.9 million) in 4Q08, an increase of 283.3%, or RMB24.8 million, from RMB8.8 million in 3Q08 and an increase of 688.1%, or RMB29.4 million, from RMB4.3 million in 4Q07. The Board decided to distribute RMB520.0 million (USD76.2 million) earnings of Beijing Perfect World Software Co., Ltd. (“PW Software”), the Company’s wholly-owned subsidiary in Beijing to its direct parent, Perfect Online Holding Ltd. (“PW Hong Kong”), which is the Company’s wholly-owned subsidiary in Hong Kong. As such, a withholding tax of RMB26.0 million (USD3.8 million) was accrued and recorded as deferred tax liabilities as of December 31, 2008. Such U.S. dollar distribution will enable the Company to fund the share repurchase program. Under U.S. GAAP, all undistributed earnings are presumed to be transferred to the parent company and are subject to withholding tax, therefore, the Company will accrue 5% withholding tax for the earnings made from PW Software going forward.

Net Income

Net income was RMB124.8 million (USD18.3 million) in 4Q08, a decrease of 37.2%, or RMB74.0 million, from RMB198.8 million in 3Q08, and a decrease of 14.7%, or RMB21.4 million, from RMB146.2 million in 4Q07. Excluding share-based compensation charge and a non-recurring charge related to the InterServ acquisition in October 2008, net income (non-GAAP) was RMB220.0 million (USD32.2 million) in 4Q08, an increase of 3.7%, or RMB7.8 million, from RMB212.2 million in 3Q08, and an increase of 46.4%, or RMB69.7 million, from RMB150.3 million in 4Q07.

Basic and diluted earnings per ADS were RMB2.21 (USD0.32) and RMB2.12 (USD0.31), respectively, in 4Q08, as compared to RMB3.53 and RMB3.34, respectively, in 3Q08, and RMB2.62 and RMB2.48, respectively, in 4Q07. Excluding share-based compensation charge and a non-recurring charge related to the InterServ acquisition in October 2008, basic and diluted earnings per ADS (non-GAAP) were RMB3.90 (USD0.57) and RMB3.74 (USD0.55), respectively, in 4Q08, as compared to RMB3.77 and RMB3.56, respectively, in 3Q08, and RMB2.69 and RMB2.55, respectively, in 4Q07.

Commitment

In December 2008, the Company entered into an agreement with InterServ to acquire its subsidiaries in China with established game development capabilities for approximately USD23 million. Approximately USD22 million related to this InterServ acquisition had been deposited into an escrow account and recorded as restricted cash as of December 31, 2008. This InterServ acquisition was completed in February 2009.

In December 2008, the Company entered into an agreement to repurchase a total of 18,750,000 shares of the Company’s Class A ordinary shares for approximately USD56.6 million from SB Asia Investment Fund II, L.P. (“SAIF”) and an affiliate of SAIF. The share repurchase was completed in January 2009.

Fiscal Year 2008 Financial Results

Total Revenues

Total revenues were RMB1,437.2 million (USD210.7 million) in fiscal year 2008, an increase of 108.6%, or RMB748.1 million, from RMB689.1 million in fiscal year 2007. The year-over-year increase was primarily due to the expansion of the Company’s game portfolio, the successful launch of a series of expansion packs and marketing campaigns, and a significant expansion in overseas licensing business. Online game operation revenues were RMB1,251.0 million (USD183.4 million) in fiscal year 2008, an increase of 103.2%, or RMB635.2 million, from RMB615.7 million in fiscal year 2007. Overseas licensing revenues were RMB186.2 million (USD27.3 million) in fiscal year 2008, an increase of 153.8%, or RMB112.8 million, from RMB73.4 million in fiscal year 2007.

Gross Profit and Gross Margin

Gross profit was RMB1,261.9 million (USD185.0 million) in fiscal year 2008, an increase of 121.3%, or RMB691.8 million, from RMB570.1 million in fiscal year 2007. Gross margin was 87.8% in fiscal year 2008, which increased from 82.7% in fiscal year 2007. The year-over-year increase in gross margin was primarily due to the greater economy of scale generated from the Company’s significant revenue growth.

Operating Expenses

Operating expenses were RMB584.8 million (USD85.7 million) in fiscal year 2008, an increase of 166.0%, or RMB364.9 million, from RMB219.9 million in fiscal year 2007. The year-over-year increase in operating expenses was mainly due to the Company’s overall operational expansion in 2008.

Operating Profit

Operating profit was RMB677.1 million (USD99.2 million) in fiscal year 2008, an increase of 93.3%, or RMB326.9 million, from RMB350.2 million in fiscal year 2007. Excluding share-based compensation charge of RMB49.9 million (USD7.3 million) and a non-recurring charge of approximately RMB78.4 million (USD11.5 million) related to the InterServ acquisition in October 2008, operating profit (non-GAAP) was RMB805.4 million (USD118.1 million) in fiscal year 2008, an increase of 124.6%, or RMB446.8 million, from RMB358.6 million in fiscal year 2007.

Net Income

Net income was RMB646.5 million (USD94.8 million) in fiscal year 2008, an increase of 78.6%, or RMB284.5 million, from RMB361.9 million in fiscal year 2007. Excluding share-based compensation charge and a non-recurring charge related to the InterServ acquisition in October 2008, net income (non-GAAP) was RMB774.8 million (USD113.6 million) in fiscal year 2008, an increase of 109.2%, or RMB404.5 million, from RMB370.3 million in fiscal year 2007.

Basic and diluted earnings per ADS were RMB11.50 (USD1.69) and RMB10.91 (USD1.60), respectively, in fiscal year 2008, as compared to RMB8.63 and RMB6.77, respectively, in fiscal year 2007. Excluding share-based compensation charge and a non-recurring charge related to the InterServ acquisition in October 2008, basic and diluted earnings per ADS (non-GAAP) were RMB13.78 (USD2.02) and RMB13.07 (USD1.92), respectively, in fiscal year 2008, as compared to RMB8.83 and RMB6.93, respectively, in fiscal year 2007.

Recent Developments

Update on InterServ Acquisitions

The Company successfully completed two transactions with InterServ. The first transaction to acquire rights related to two online games, i.e., Meteor Online and an online game developed based on the famous book XiaoAoJiangHu authored by Louis Cha, and a license to use InterServ’s cross-platform game development engine for a total purchase price of approximately USD15 million in cash was completed in October 2008. The second acquisition of the two InterServ subsidiaries located in Shanghai and Chengdu at a consideration of approximately USD23 million in cash was completed in February 2009.

The successful completion of the transactions with InterServ has further diversified the Company’s game pipeline by adding two online games with great potential, and has further strengthened the Company’s solid research and development capability. The Company is working to integrate the newly acquired Shanghai and Chengdu subsidiaries from InterServ with the existing team and further expand business in Shanghai and Chengdu.

New Overseas Licensing Agreement

The Company entered into a new overseas licensing agreement in January 2009 with HI-WIN Co., Ltd. to license “Pocketpet Journey West” in Korea.

New Overseas Launches

The Company launched “Zhu Xian” in Thailand through Cubinet Interactive(s) Pte. Ltd. in January 2009, and in Vietnam through Cubinet Interactive(s) Pte. Ltd. in February 2009. The Company also launched closed beta testing for “Pocketpet Journey West” in North America under the name “Ether Saga Online” through its U.S. subsidiary in February 2009.

Upgraded to NASDAQ Global Select Market

The Company’s ADSs were listed on the NASDAQ Global Select Market starting from January 2, 2009.

ADS and Share Repurchases

In October 2008, the Company’s Board authorized an ADS repurchase program to repurchase up to USD100 million of the Company’s ADSs from October 2008 to October 2009. As of March 1, 2009, the Company had repurchased an aggregate of 977,492 ADSs on the open market.

In addition to and separate from the above ADS repurchase program, in December 2008, the Company entered into an agreement to repurchase a total of 18,750,000 shares of the Company’s Class A ordinary shares for approximately USD56.6 million from SB Asia Investment Fund II, L.P. (“SAIF”) and an affiliate of SAIF. The transaction was completed in January 2009, and will be recorded on the financial statements for the first quarter of 2009.

Business Outlook

Based on the Company’s current operations, total revenues for the first quarter of 2009 are expected to be between RMB376 million and RMB397 million. This represents an increase of 24% - 31% on a year-over-year basis and a decrease of 5% - 10% on a sequential basis, which reflects seasonality factors and takes into consideration that the Company has been devoting more resources into upcoming new games.

In terms of pipeline, the Company currently has seven MMORPGs under development. Large-scale closed beta testing for “Battle of the Immortals” is expected to be launched on March 5, 2009.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge and a non-recurring charge related to the InterServ acquisition in October 2008 from operating profit, net income, net income attributable to ordinary shareholders and earnings per ADS, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and access the Company’s core operating results, as they exclude certain expenses that are (i) not expected to result in cash payments or (ii) non-recurring in nature. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation charge has been and will be incurred and is not reflected in the presentation of the non-GAAP financial measures. It should be considered in the overall evaluation of our results. None of the non-GAAP measures is a measure of net income, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge and a non-recurring charge related to the InterServ acquisition in October 2008 in our reconciliations to the GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

Perfect World will host a conference call and live webcast at 8:00 a.m. Eastern Standard Time (EST) (9:00 p.m., Beijing time) on Monday, March 2, 2009.

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number:	1-866-519-4004
- International Dial-in Number:	+65-6735-7955
- Mainland China Toll Free Number:	10-800-819-0121
- Hong Kong Toll Free Number:	80-093-3053
- U.K. Toll Free Number:	080-8234-6646
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. Eastern Standard Time, March 10, 2009.

The dial-in details for the replay are as follows:

- U.S. Toll Free Number:	1-866-214-5335
- International Dial-in Number:	+61-2-8235-5000
Conference ID: 7973 (PWRD)

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator in China. Perfect World primarily develops three-dimensional (“3D”) online games based on the proprietary Angelica 3D game engine and game development platform. The Company’s strong technology and creative game design capabilities, combined with extensive local knowledge and experience, enable it to frequently and rapidly introduce popular games that are designed to cater to changing customer preferences and market trends in China. The Company’s current portfolio of self-developed online games includes 3D massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi” and “Pocketpet Journey West”; and a 3D online casual game: “Hot Dance Party”. While a substantial portion of the revenues are generated in China, the Company’s games have been licensed to leading game operators in a number of countries and regions in Asia, Europe and South America. The Company also generates revenues from game operation in North America. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of our games and in-game items in China and elsewhere, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, our ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of March 2, 2009, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Investor Relations Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Roger Hu

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: rhu@christensenir.com

Perfect World Co., Ltd.

Consolidated Balance Sheets

	Audited	Unaudited	Unaudited
	December 31,	December 31,	December 31,
	2007	2008	2008
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,496,032,993	1,333,075,731	195,394,024
Restricted cash	—	150,361,200	22,039,018
Short-term investment	—	50,000,000	7,328,692
Accounts receivable	16,796,527	38,822,355	5,690,342
Prepayment and other assets	22,112,949	36,269,524	5,316,163
Deferred tax assets	731,142	1,734,207	254,189

Total current assets	1,535,673,611	1,610,263,017	236,022,428

Non current assets
Equity investments	—	22,559,975	3,306,702
Property, equipment, and software, net	107,331,206	169,399,817	24,829,581
Construction in progress	—	714,083,386	104,665,942
Intangible assets, net	1,723,048	26,188,873	3,838,604
Prepayments and other assets	20,283,302	18,702,700	2,741,326
Deferred tax assets	730,180	1,090,526	159,843

Total assets	1,665,741,347	2,562,288,294	375,564,426

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	23,464,378	13,629,262	1,997,693
Advances from customers	49,672,384	78,388,312	11,489,676
Salary and welfare payable	30,901,115	61,907,164	9,073,971
Taxes payable	13,374,892	20,771,786	3,044,600
Accrued expenses and other liabilities	14,175,638	24,813,169	3,636,961
Deferred revenues	123,310,935	223,352,994	32,737,705
Deferred tax liabilities	—	26,000,000	3,810,920
Deferred government grants	1,100,000	620,000	90,876

Total current liabilities	255,999,342	449,482,687	65,882,402
Deferred revenues	19,365,787	32,554,670	4,771,663
Other long-term payable	—	28,000,000	4,104,067

Total liabilities	275,365,129	510,037,357	74,758,132

Commitments

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 91,309,730 Class A ordinary shares and 187,975,990 Class B ordinary shares issued and outstanding as of December 31, 2007; 10,000,000,000 shares authorized, 72,385,480 Class A ordinary shares issued and outstanding, 210,350,565 Class B ordinary shares issued and 210,147,840 Class B ordinary shares outstanding as of December 31, 2008)	221,081	223,481	32,756
Additional paid-in capital	1,124,169,036	1,177,967,483	172,659,213
Treasury stock	—	(4,575,649)	(670,670)
Statutory reserves	29,919,175	94,945,533	13,916,531
Accumulated other comprehensive loss	(31,771,062)	(65,577,655)	(9,611,968)
Retained earnings	267,837,988	849,267,744	124,480,432

Total Shareholders’ Equity	1,390,376,218	2,052,250,937	300,806,294

Total Liabilities and Shareholders’ Equity	1,665,741,347	2,562,288,294	375,564,426

Perfect World Co., Ltd.

Consolidated Statements of Operations

	Three months ended				Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2007	2008	2008	2008	2007	2008	2008
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Revenues
Online game operation revenues	230,194,222	324,484,312	362,597,634	53,147,326	615,740,988	1,250,959,689	183,357,961
Overseas licensing revenues	28,200,883	57,317,936	55,205,269	8,091,648	73,382,626	186,218,677	27,294,786

Total Revenues	258,395,105	381,802,248	417,802,903	61,238,974	689,123,614	1,437,178,366	210,652,747
Cost of revenues	(38,618,961)	(47,256,941)	(49,344,155)	(7,232,562)	(118,982,981)	(175,264,350)	(25,689,168)

Gross profit	219,776,144	334,545,307	368,458,748	54,006,412	570,140,633	1,261,914,016	184,963,579
Operating expenses
Research and development expenses	(22,725,718)	(47,033,562)	(125,870,657)	(18,449,345)	(54,167,063)	(227,836,657)	(33,394,893)
Sales and marketing expenses	(44,438,673)	(61,371,931)	(58,622,311)	(8,592,497)	(129,940,811)	(254,484,542)	(37,300,776)
General and administrative expenses	(15,215,509)	(26,135,551)	(34,416,638)	(5,044,579)	(35,783,802)	(102,492,121)	(15,022,663)

Total operating expenses	(82,379,900)	(134,541,044)	(218,909,606)	(32,086,421)	(219,891,676)	(584,813,320)	(85,718,332)

Operating profit	137,396,244	200,004,263	149,549,142	21,919,991	350,248,957	677,100,696	99,245,247

Other income/(expenses)
Investment loss	—	(414,026)	(468,736)	(68,704)	—	(1,175,025)	(172,228)
Interest income	14,156,626	7,724,046	7,915,676	1,160,231	24,968,787	35,369,600	5,184,258
Others, net	(1,053,932)	259,476	1,430,694	209,702	(1,681,718)	(11,535,588)	(1,690,815)

Total other income	13,102,694	7,569,496	8,877,634	1,301,229	23,287,069	22,658,987	3,321,215

Profit before tax	150,498,938	207,573,759	158,426,776	23,221,220	373,536,026	699,759,683	102,566,462
Income tax expense	(4,265,466)	(8,770,012)	(33,617,364)	(4,927,426)	(11,587,441)	(53,303,570)	(7,812,909)

Net income	146,233,472	198,803,747	124,809,412	18,293,794	361,948,585	646,456,113	94,753,553

Cumulative unearned dividends of Series A Preferred Shares	—	—	—	—	(1,739,759)	—	—

Net income attributable to ordinary shareholders	146,233,472	198,803,747	124,809,412	18,293,794	360,208,826	646,456,113	94,753,553

Net earnings per share, basic	0.52	0.71	0.44	0.06	1.73	2.30	0.34
Net earnings per share, diluted	0.50	0.67	0.42	0.06	1.35	2.18	0.32
Net earnings per ADS, basic	2.62	3.53	2.21	0.32	8.63	11.50	1.69
Net earnings per ADS, diluted	2.48	3.34	2.12	0.31	6.77	10.91	1.60

Shares used in calculating basic net earnings per share	279,285,720	281,733,114	282,038,740	282,038,740	208,737,775	281,141,417	281,141,417
Shares used in calculating diluted net earnings per share	294,945,237	297,574,386	294,335,560	294,335,560	267,224,171	296,391,840	296,391,840

Total share-based compensation cost included in:
Cost of revenues	(38,209)	(854,899)	(1,082,339)	(158,642)	(127,929)	(3,000,334)	(439,771)
Research and development expenses	(679,745)	(5,885,419)	(8,472,731)	(1,241,881)	(1,702,600)	(22,365,703)	(3,278,227)
Sales and marketing expenses	(324,124)	(1,315,404)	(1,496,651)	(219,370)	(875,711)	(4,733,152)	(693,756)
General and administrative expenses	(2,995,652)	(5,304,841)	(5,717,413)	(838,023)	(5,637,887)	(19,800,642)	(2,902,256)

Perfect World Co., Ltd.

Consolidated Statements of Cash Flows

	Three months ended				Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2007	2008	2008	2008	2007	2008	2008
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	146,233,472	198,803,747	124,809,412	18,293,794	361,948,585	646,456,113	94,753,553
Adjustments for:
Share-based compensation cost	4,037,730	13,360,563	16,769,134	2,457,916	8,344,127	49,899,831	7,314,010
Depreciation and amortization expense	2,875,270	5,989,719	6,670,886	977,777	7,162,045	22,130,218	3,243,711
In-process research and development charge related to the InterServ acquisition	—	—	78,417,506	11,493,957	—	78,417,506	11,493,957
Exchange loss / (gain)	5,812,374	212,346	(114,698)	(16,812)	6,834,819	12,187,231	1,786,329
Investment loss	—	414,026	468,736	68,704	—	1,175,025	172,228
Loss from disposal of property, equipment, and software	—	—	176,354	25,849	—	176,354	25,849
Changes in assets and liabilities:
Accounts receivable	2,036,676	(15,080,639)	(4,485,757)	(657,495)	(11,225,771)	(22,103,425)	(3,239,784)
Current prepayments and other assets	(2,592,287)	2,560,308	2,129,563	312,138	(15,412,217)	(11,922,267)	(1,747,492)
Deferred tax assets	(11,235)	(107,018)	(569,103)	(83,416)	(1,223,683)	(1,365,895)	(200,204)
Due from/to related parties	—	—	—	—	(126,900)	—	—
Non-current prepayments and other assets	11,439	481,283	(16,217,564)	(2,377,071)	(1,245,047)	(16,858,536)	(2,471,020)
Accounts payable	3,936,603	(9,795,333)	5,912,994	866,690	7,133,260	(831,337)	(121,852)
Advances from customers	(10,869,452)	19,223,380	2,280,085	334,201	29,222,940	28,715,928	4,209,004
Salary and welfare payable	15,480,337	18,471,056	18,314,010	2,684,355	20,725,757	30,996,508	4,543,277
Taxes payable	(688,092)	1,172,897	632,322	92,682	8,044,194	7,396,894	1,084,191
Accrued expenses and other liabilities	4,231,479	3,573,703	(4,410,129)	(646,410)	6,951,398	8,517,394	1,248,427
Deferred revenues	34,112,590	26,051,626	23,553,120	3,452,271	109,700,252	113,312,411	16,608,629
Deferred tax liabilities	—	—	26,000,000	3,810,920	—	26,000,000	3,810,920
Deferred government grants	(1,400,000)	150,000	(980,000)	(143,642)	100,000	(480,000)	(70,355)

Net cash provided by operating activities	203,206,904	265,481,664	279,356,871	40,946,408	536,933,759	971,819,953	142,443,378

Cash flows from investing activities:
Purchase of property, equipment, and software	(83,979,972)	(62,749,284)	(18,767,278)	(2,750,792)	(112,006,385)	(759,612,288)	(111,339,287)
Purchase of intangible assets	—	—	(1,351,351)	(198,073)	—	(1,351,351)	(198,073)
Cash paid for the InterServ acquisition	—	—	(102,852,002)	(15,075,412)	—	(102,852,002)	(15,075,412)
Increase of restricted cash	—	—	(150,361,200)	(22,039,018)	—	(150,361,200)	(22,039,018)
Purchase of short-term investments	—	—	—	—	—	(50,000,000)	(7,328,692)
Cash paid for equity investments	—	(3,000,000)	—	—	—	(23,735,000)	(3,478,930)

Net cash used in investing activities	(83,979,972)	(65,749,284)	(273,331,831)	(40,063,295)	(112,006,385)	(1,087,911,841)	(159,459,412)

Cash flows from financing activities:
Payments made by shareholders for Shareholder’s receivable	—	—	—	—	126,808	—	—
Exercise of share options	—	264,090	1,393,628	204,269	—	3,836,884	562,387
Proceeds from IPO, net of issuance costs	(8,105,195)	—	—	—	1,008,227,800	—	—
Repurchase of Company shares	—	—	(4,575,649)	(670,670)	—	(4,575,649)	(670,670)

Net cash (used in)/provided by financing activities	(8,105,195)	264,090	(3,182,021)	(466,401)	1,008,354,608	(738,765)	(108,283)

Effect of exchange rate changes on cash and cash equivalents	(28,657,671)	(1,588,665)	424,155	62,170	(38,605,881)	(46,126,609)	(6,760,954)

Net increase / (decrease) in cash	82,464,066	198,407,805	3,267,174	478,882	1,394,676,101	(162,957,262)	(23,885,271)

Cash and cash equivalents, beginning of the period	1,413,568,927	1,131,400,752	1,329,808,557	194,915,142	101,356,892	1,496,032,993	219,279,295

Cash and cash equivalents, end of the period	1,496,032,993	1,329,808,557	1,333,075,731	195,394,024	1,496,032,993	1,333,075,731	195,394,024

Supplemental schedule of non-cash financing activities:
Conversion of Series A convertible preferred shares into common shares	—	—	—	—	61,796,533	—	—
Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes	(4,290,112)	(4,365,085)	(7,814,467)	(1,145,396)	(10,439,931)	(23,288,291)	(3,413,454)

Perfect World Co., Ltd.

Reconciliation of GAAP and Non-GAAP Results

	Three months ended				Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2007	2008	2008	2008	2007	2008	2008
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)

GAAP operating profit	137,396,244	200,004,263	149,549,142	21,919,991	350,248,957	677,100,696	99,245,247
Share based compensation charge	4,037,730	13,360,563	16,769,134	2,457,916	8,344,127	49,899,831	7,314,010
Non-recurring charge related to the InterServ acquisition in October 2008	—	—	78,417,506	11,493,957	—	78,417,506	11,493,957

Non-GAAP operating profit	141,433,974	213,364,826	244,735,782	35,871,864	358,593,084	805,418,033	118,053,214

GAAP net income	146,233,472	198,803,747	124,809,412	18,293,794	361,948,585	646,456,113	94,753,553
Share based compensation charge	4,037,730	13,360,563	16,769,134	2,457,916	8,344,127	49,899,831	7,314,010
Non-recurring charge related to the InterServ acquisition in October 2008	—	—	78,417,506	11,493,957	—	78,417,506	11,493,957

Non-GAAP net income	150,271,202	212,164,310	219,996,052	32,245,667	370,292,712	774,773,450	113,561,520

GAAP net income attributable to ordinary shareholders	146,233,472	198,803,747	124,809,412	18,293,794	360,208,826	646,456,113	94,753,553
Share based compensation charge	4,037,730	13,360,563	16,769,134	2,457,916	8,344,127	49,899,831	7,314,010
Non-recurring charge related to the InterServ acquisition in October 2008	—	—	78,417,506	11,493,957	—	78,417,506	11,493,957

Non-GAAP net income attributable to ordinary shareholders	150,271,202	212,164,310	219,996,052	32,245,667	368,552,953	774,773,450	113,561,520

GAAP net earnings per ADS
- Basic	2.62	3.53	2.21	0.32	8.63	11.50	1.69
- Diluted	2.48	3.34	2.12	0.31	6.77	10.91	1.60

Non-GAAP net earnings per ADS
- Basic	2.69	3.77	3.90	0.57	8.83	13.78	2.02
- Diluted	2.55	3.56	3.74	0.55	6.93	13.07	1.92

ADSs used in calculating net earnings per ADS
- Basic	55,857,144	56,346,623	56,407,748	56,407,748	41,747,555	56,228,283	56,228,283
- Diluted	58,989,047	59,514,877	58,867,112	58,867,112	53,444,834	59,278,368	59,278,368